FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2003

Commission File Number 000-30716

AUTONOMY CORPORATION PLC

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel:  44 (0)1223 448 000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X

Form 40-F   ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

On October 8, 2003, Autonomy Corporation plc (the “Company”) issued a press release announcing the Company’s preliminary results for the three months ended September 30, 2003.  A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Exhibits

99.1

Release issued on October 8, 2003, announcing preliminary results for the three months ended September 30, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUTONOMY CORPORATION PLC

Date: October 8, 2003

By:

_/s/ Andrew M. Kanter_________________

Andrew M. Kanter

Chief Operating Officer

AUTONOMY CORPORATION PLC

INDEX TO EXHIBITS

Exhibit

Number

Description

99.1

Release issued on October 8, 2003, announcing preliminary results for the three months ended September 30, 2003